Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
          This filing, which includes communications sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on September 10, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
          The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank has filed with the SEC a Registration Statement on Form F-4 and a definitive proxy statement/prospectus and each of The Toronto-Dominion Bank and The South Financial Group, Inc. may file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
          The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on August 24, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK
AND THE TORONTO-DOMINION BANK ON SEPTEMBER 10, 2010.
Daily News Brief
September 10, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs

TD BANK NEWS
1.	For Canada’s U.S. Banks, Size Matters — American Banker
Go big or go home — that’s a lesson analysts are taking away from Canadian banks’ mixed showing in the United States last quarter. The bigger the lender has been getting in the U.S., the better it did here. Toronto-Dominion Bank — the Canadian bank that is biggest in the U.S. — had its best quarter ever here. Its Portland, Maine, subsidiary, TD Bank, benefited from recent deals from Florida to New Jersey. [Toronto-Dominion Bank’s Ed Clark is quoted.]
2.	Riverside National Bank customers will switch to TD Bank Sept. 25-26 — TCPalm.com (FL)
The red, white and blue of Riverside National Bank branches throughout the Treasure Coast will turn green Sept. 24 as signs declaring them TD Bank branches are officially unveiled. Rebecca Acevedo, spokeswoman for TD Bank, said the unveiling will start a series of changes Riverside customers will see, beginning with their accounts automatically switching over the weekend of Sept. 25-26 from Riverside to TD Bank. [TD Bank’s Brian Ziemba is quoted.]
3.	CT Community Investment Corp. gets boost to microloan program — Hartford Business Journal (CT)
The Connecticut Community Investment Corp. is getting a $30,000 boost to its SBA microloan program, thanks to a donation from TD Bank’s charity arm. The TD Charitable Foundation recently donated $30,000 to CTCIC to support the group’s eighth round of funding through the U.S. Small Business Administration microloan program.
4.	An Unexpected Win At TD Bank’s Penny Arcade — Consumerist.com (blog)
At some heartless banks, a malfunctioning self-serve coin counting machine could lead to lost money and general sadness. Not at Flexo’s local TD Bank branch, however. A malfunctioning machine meant $32 more in his account. Unfortunately, this windfall came at the expense of the unknown previous customer to use the machine, to whom the $32 actually belonged.
5.	Help Customers Count on You — Marketingprofs.com (blog)
How can you take what you know about your customers—their emotions, priorities, challenges and needs—to show that you want to be there for them? Take time to think about it. Because if you can do this, you earn customers who will rave and tell others about your business. [TD Bank is mentioned.]
6.	Libraries gear up for fundraising ‘run’ — The Hour (CT)
Registration has begun for the city’s inaugural Run Between the Libraries, a non-competitive event designed to raise money for children’s programming at the Norwalk Public Library and bring community members together, said children’s librarian Vicki Oatis. [TD Bank is mentioned.]
7.	Judge to plaintiffs on St. Vincent’s: FYI, wrong court — The Villager (NY)
A federal bankruptcy judge last week canceled the State Supreme Court Freedom of Information lawsuit for documents relating to the state Department of Health’s closing of St. Vincent’s Hospital. [TD Bank is mentioned.]
The following article is attached as a PDF:
8.	TD Bank SpeedBiz meeting ‘instant success’ — Aventura News (FL)
Faster than you can say “America’s Most Convenient Bank,” the new TD Bank in Sunny Isles Beach helped create the quickest way to build business by hosting an Aventura Marketing Council SpeedBiz meeting — the “short and sweet” monthly networking event presented by the AMC’s Small Business Development Committee. [TD Bank’s Marlon Gutierrez is quoted.]

INDUSTRY NEWS
1.	17 banks identified as possible takeover targets — Associated Press
Some say the wave of bank consolidation seen in the last two decades is over, but an outspoken analyst who developed a formula for identifying banks that could be takeover targets on Thursday listed 17 he says are ripe.
2.	Issuers Less Willing to OK Credit, Research Says — American Banker
Issuers are tightening their credit criteria, according to Fair Isaac Corp. For many, the mantra seems to be: less credit, less risk. The report, released Tuesday, said that almost half of all creditors said they see approval criteria for credit becoming stricter.
3.	Lending Drops Sharply, But Securities Holdings Only Increase Modestly — American Banker
Bank loans have been shrinking since the first quarter of 2009, and holdings of debt securities have filled some of the hole. But the shift to bonds has been modest (see charts) as balance sheets overall have contracted, and cash levels — specifically reserves, which can only be held by depositories and some other entities like the government-sponsored enterprises — have soared, primarily as a byproduct of the Federal Reserve’s emergency programs.

TD BANK NEWS
1.	For Canada’s U.S. Banks, Size Matters By Matt Monks September 10, 2010 — American Banker
Go big or go home — that’s a lesson analysts are taking away from Canadian banks’ mixed showing in the United States last quarter.
The bigger the lender has been getting in the U.S., the better it did here.
Toronto-Dominion Bank — the Canadian bank that is biggest in the U.S. — had its best quarter ever here. Its Portland, Maine, subsidiary, TD Bank, benefited from recent deals from Florida to New Jersey.
Bank of Montreal, Canada’s No. 2 stateside player by assets, said a revenue-boosting deal for a failed bank helped offset commercial-loan losses at its Chicago subsidiary, Harris NA.
Royal Bank of Canada’s Raleigh division, RBC Bank, meanwhile, reported another money-losing quarter as its parent continues retooling the U.S. business by looking to shed assets. It has been losing money on bad commercial loans in the Southeast.
Brad Smith, a managing director and the head of research at Stone-cap Securities Inc. in Toronto, said Toronto-Dominion’s numbers indicate that its peers may have to be willing to invest a lot if they want to thrive in the notoriously tough U.S. banking market. Whether they will must be determined, he and other market watchers said. RBC Bank is in restructuring mode. Harris has said it will not do any deals unless they add to the bottom line immediately, limiting its options for the near future.
“Canadian banks that really want to play in the U.S. and be meaningful have to do what TD did,” Smith said.
What Toronto-Dominion has done is buy a lot of small and midsize banks in a short period. It has invested about $20 billion in the U.S. in about five years. In May, it agreed to buy South Financial Group Inc. in Greenville, S.C., just weeks after buying three failed banks in Florida. In 2008, it bought Cherry Hill, N.J.-based Commerce Bancorp; it had first entered the U.S. in 2005, buying half of Banknorth in Portland, Maine. It will have 1,300 branches from Maine to Florida once the South Financial deal closes this year.
The deal making has paid off in higher loan volumes, deposits and fees: Toronto-Dominion’s U.S. personal and commercial bank earnings of $276 million in its fiscal third quarter, ended July 31, were the “highest level since we entered the United States,” W. Edmund Clark, the company’s president and chief executive, told analysts last week.
Harris Bank reaped rewards from buying and building, too.
Bank of Montreal’s purchase in April of the failed Amcore Bank in Rockford, Ill., helped boost revenue and net interest margin of its U.S. personal and commercial bank, the reporting segment that includes Harris and some other U.S. assets.
This offset bigger commercial real estate losses across its Midwestern footprint; Harris said it has 331 branches in its primary markets in Illinois, Indiana and Wisconsin. Bank of Montreal’s U.S. division’s profits fell 15% from the prior quarter, to about $38 million.

Smith said it is unclear whether Bank of Montreal is willing to make a substantial investment to get bigger in the States with serious acquisition. The Amcore deal — which included 58 branches and $3.4 billion in deposits — was relatively small, and conservative for a company that is profitable and has nearly $400 billion in assets, he said.
William Downe, Bank of Montreal’s CEO, said last month that it has feelers out for a U.S. acquisition in personal and commercial banking, or wealth management. But nothing may happen for a “long period” because “it has to be accretive immediately.”
Royal Bank of Canada’s international division — which includes RBC Bank and other assets — reported a net loss of $74 million, up from a $26 million loss in the previous quarter.
“Our sense is that RBC has not given up on its U.S. ambitions,” analysts at CreditSights Inc. wrote in a recent report, adding that the company may try to “grow its way out of its problems” through more acquisitions eventually. It also may be trying to “nurse” its U.S. commercial bank through the downturn in order to sell it at a “more favorable time,” they wrote.
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2.	Riverside National Bank customers will switch to TD Bank Sept. 25-26 By Tyler Treadway September 10, 2010 — TCPalm.com (FL)
The red, white and blue of Riverside National Bank branches throughout the Treasure Coast will turn green Sept. 24 as signs declaring them TD Bank branches are officially unveiled.
Rebecca Acevedo, spokeswoman for TD Bank, said the unveiling will start a series of changes Riverside customers will see, beginning with their accounts automatically switching over the weekend of Sept. 25-26 from Riverside to TD Bank.
“We’re trying to make the switch as seamless as possible,” said Brian Ziemba, president of TD Bank’s Central Florida operations.
TD took over the 55 branches of Fort Pierce-based Riverside after it was seized April 16 by the federal Office of the Comptroller of the Currency and taken over by the Federal Deposit Insurance Corp.
Acevedo said TD Bank has begun mailing packets explaining the switch, as well as new TD debit and credit cards to replace Riverside cards.
“But customers can’t use their TD Bank cards until the switch is made,” she added.
Most Riverside checking account customers will receive a free packet of TD Bank checks to use once the switch is made, Acevedo said.
“There’s a small number of customers whose account numbers won’t change and can continue using their Riverside checks until they run out,” Acevedo said. “They’ll know who they are by reading the information packets we’ve mailed out.”

On Oct. 3, TD branches on the Treasure Coast will adopt the expanded hours the bank touts in its claim to be “America’s most convenient bank.”
Acevedo said hours will vary from branch to branch depending on “the needs of the community.”
“The majority of our stores are open seven days a week,” she said, “and I expect that many here on the Treasure Coast will be.”
The bank’s only holidays are Christmas, Thanksgiving, New Year’s Day and Easter.
“We were open on Labor Day, for example,” Ziemba said, “and we’ll be open on Columbus Day, a traditional banking holiday. And on Black Friday, the day after Thanksgiving when everybody starts their Christmas shopping, we’ll have branches open at 6 a.m.”
Ziemba said the bank plans to “build out” some existing branches in Fort Pierce and Port St. Lucie and add five to 10 branches along the Treasure Coast.
“We’re looking at a couple more stores in St. Lucie County and maybe one or two more in Martin and Indian River counties,” he said. “Brevard is also a strong county for us now.”
With the expanded hours and extra branches, Ziemba said the bank is trying to fill 40 open full- and part-time positions on the Treasure Coast.
But in July, TD Bank cut 200 positions held by former Riverside employees because of “overlap in functions,” mostly at the Riverside operations center in Fort Pierce, Acevedo said, adding the bank plans to close the center.
Many of the employees in the cut positions were placed in other jobs both locally and at TD Banks sites from Maine to Florida, Acevedo said, “and we also partnered with other companies to find them jobs.”
Redefining ‘Bankers Hours’
Hours of operation beginning Oct. 3 will vary from branch to branch, but here are the typical TD Bank hours:
Lobby
Monday-Wednesday: 8:30 a.m. to 5 p.m.
Thursday-Friday: 8:30 a.m. to 8 p.m.
Saturday: 8:30 a.m. to 3 p.m.
Sunday: 11 a.m. to 4 p.m.
Drive-through
Monday-Friday: 8 a.m. to 8 p.m.
Saturday: 8:30 a.m. to 3 p.m.

Sunday: 11 a.m. to 4 p.m.
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3.	CT Community Investment Corp. gets boost to microloan program September 9, 2010 — Hartford Business Journal (CT)
The Connecticut Community Investment Corp. is getting a $30,000 boost to its SBA microloan program, thanks to a donation from TD Bank’s charity arm.
The TD Charitable Foundation recently donated $30,000 to CTCIC to support the group’s eighth round of funding through the U.S. Small Business Administration microloan program. That will enable CTCIC to continue making loans of up to $35,000 to qualified small businesses.
The microloan program targets startups as well as established businesses not quite ready for traditional bank financing.
“Each dollar donated...leverages significant additional funding from the SBA,” said Mark S. Cousineau, president of CTCIC. “And because these funds are part of a revolving loan fund, the same dollars can be lent again and again over time.”
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4.	An Unexpected Win At TD Bank’s Penny Arcade By Laura Northrup September 9, 2010 — Consumerist.com (blog)
At some heartless banks, a malfunctioning self-serve coin counting machine could lead to lost money and general sadness. Not at Flexo’s local TD Bank branch, however. A malfunctioning machine meant $32 more in his account. Unfortunately, this windfall came at the expense of the unknown previous customer to use the machine, to whom the $32 actually belonged.
He blogged:
“I’m generally a fan of TD Bank and my local branch’s generous operating hours, and I’m also a fan of the bank’s coin counting machine called the Penny Arcade. After my interesting experience last weekend, I’m an even greater (and slightly wealthier) fan. Last weekend, my girlfriend and I counted the coins in our coin jar and took them over to the local TD Bank branch about a half mile from my apartment. TD Bank has a coin counting machine called the “Penny Arcade.” It is similar to the Coinstar machines in grocery stores, but it’s free to use. We pour our coins into a receptacle at the top, and when it’s working properly the machine sorts and counts the money. When it is finished, the machine prints a receipt which we can take to the counter and exchange for cash (bills, preferably) or deposit into my account.
Unfortunately, the machine was not working when I arrived, but there was no way to know this before unloading our cash irretrievably into the hole in the top. I emptied my $55.00 in cents, nickels, dimes, and quarters, but the machine would not count them. I made the nearest teller aware of the problem, and a few moments later, one of the managers was on the way to offer some assistance. This was the same young manager who opened my account at this branch a few years ago, when the bank was known as Commerce Bank.
He opened the Penny Arcade and changed the coin collection bags, some of which had become full and were in need of replacement. After a few moments, and with a line forming behind us, the counting machine was working again. The manager waited with us for the machine to stop counting and spit out our receipt. Although we deposited $55.00, the machine reported $87 and some change. Whoever was using the machine before us must not have realized the Penny Arcade stopped counting, didn’t know how much money to expect, and was at that point missing $32 or so.
I brought this discrepancy to the manager’s attention almost immediately. No one had reported missing money, and the bank was fine with providing us the full amount on the receipt. If the rightful owner of the extra $32 comes back to the bank claiming the machine malfunctioned and short-changed him, the bank would cover the mistake.
We left the bank with an immediate 58% return on our money — a better result than just about any investment choice I made this year, but unfortunately not likely repeatable. If, however, we arrived at the bank any later, the individual next in line would have been the beneficiary of the generous but unaware previous customer.
If I learned one thing from this experience, it would be that it’s worthwhile to count your coins yourself before taking them to the bank to ensure the coin counting machine is working properly. The Penny Arcade lets you guess the total value of your coins and accurate guesses are rewarded by a prize from the teller, so even if you don’t have a malfunctioning machine you could walk away with a bag clip or a magnet.
Lest readers think I am wasting my time counting money when the machine can do it faster with the benefit of being able to catch inaccuracies, which would in most cases be very small and not worthwhile, I also look through the jar to find uncommon coins to gradually complete a collection. I might as well count the money at the same time.
If I learned two things from this experience, the first would be to count the coins in advance and the second would be that I can continue to expect satisfying and perhaps lucrative customer service from TD Bank.”
It’s fun to be surprised at the coin-counting machine, but it’s good to have at least a vague idea of how much money is in your change jar before dumping it into the machine.
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5.	Help Customers Count on You By Jeanne Bliss September 9, 2010 — Marketingprofs.com (blog)
How can you take what you know about your customers—their emotions, priorities, challenges and needs—to show that you want to be there for them? Take time to think about it. Because if you can do this, you earn customers who will rave and tell others about your business.

It’s not unusual for more and more people to watch their expenses given the tougher economic climate. For some, it means literally counting and saving coins.
TD Bank thought about the hassles of coins and came up with a great idea to help their customers. They made the decision to be there for their customers—and non-customers—by installing fun to use Penny Arcades in their bank lobbies. Loose coins go in, receipts pop out, and the bank cashier hands you the bills, adds the value to your account or deposits it in a quickly opened new account. And no fees! This company, beloved by their customers, did the hard work of recognizing a common customer issue and solved it.
The Results
The good news is that it’s paying off for both customers and the bank. TD Bank attracted 5 million customers and non-customers into the bank in one year to watch the Penny Arcade and experience the service, plus possibly become a customer. And because of non-customers using the Penny Arcade, demand for new accounts grew; TD Bank also created a faster way to open a new account. Talk about a service magnet! It’s rare anyone goes into a bank where they don’t already have an account, but this magnet drew them in. The bank knew that besides making change, it would be making friends.
TD Bank changed the perception of managing coins, visiting bank lobbies and the whole banking experience. They made it fun and easy, and have earned the right to their customers’ continued business and positive word of mouth.
Beloved Companies Are There for Customers
Being there for customer fuels the prosperity engine of beloved companies. Beloved companies think and rethink how to conduct themselves, so they earn the right to their customers’ continued business.
You want to leave customers thinking:
- “Where else could I get this?”
- “Who else would have done this?”
- “I want to do this again.”
Being there for the customer means identifying a customer’s needs and creating solutions that can also satisfy underlying emotions. Coins are unavoidable. The collection of coins can be stressful or annoying, and dealing with banks on their terms is the norm we’ve all accepted. TD Bank turned this assumption upside down, acknowledged the stress, eliminated it, and took the banking experience to the next level, making loose change fun to deal with and even attracting new customers to their business as a result.
Try This
To prepare to brainstorm service magnet ideas for your company you may want to start by thinking about experiences that really attract you as a customer and bring you back and time and time again.
What companies and experiences have you told your friends about? What’s the magnet? These examples will give you a flavor for the exceptional moments that you want to create in your own business. Now think about your customer’ lives and how you can be there and show you understand them and support what’s important to them.
Remember, your service magnet doesn’t have to fit exactly into your line of business. For example, Zane’s Cycles has a mini coffee shop in the back of their stores that attracts customers and noncustomers alike that share a passion for cycling.
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6.	Libraries gear up for fundraising ‘run’ By Danielle Capalbo September 9, 2010 — The Hour (CT)
Registration has begun for the city’s inaugural Run Between the Libraries, a non-competitive event designed to raise money for children’s programming at the Norwalk Public Library and bring community members together, said children’s librarian Vicki Oatis.
“We believe this will draw attention to both libraries and their place in our community,” she said.
The event will take place Sunday, Sept. 26, at 9 a.m., beginning at Union Park. Participants will reconvene at the main branch for refreshments, live jazz music and raffles, she said.
Oatis said the five-kilometer circuit — just over three miles — will connect the library’s main branch on Belden Avenue to its South Norwalk post on Washington Street. The route itself will highlight the city’s “beautiful bike path,” she said, winding through Mathews Park and leading participants by The Maritime Aquarium, whether they walk, run or nap in their strollers as their parents push them along.
“We’re encouraging people to come with their families,” she said.
Oatis said the event will be timed by Jim Gerweck of USA Track & Field, but participants should feel no pressure to race. Rather, she called the event an opportunity for folks throughout the areas to share the day and enjoy some of the city’s lesser-traveled routes.
“It’s a way to get the community involved with the library, and we really wanted to be a part of that,” said Julie Yorty of Ridgefield, who registered to run the circuit with her husband, Ian. “We’re both into fitness, and we’re always looking for something different.”
Local corporation FactSet has stepped forward as the event’s main sponsor, Oatis said, with additional support from TD Bank and MBI, Inc.
Oatis spearheaded the project earlier this year with enthusiastic backing from Chris Bradley, the library’s assistant director. Since she joined the branch four years ago, Oatis said she hoped to organize a run.
Registration costs $14, and all proceeds will benefit programming at the children’s library. Last year, a budget of approximately $3,800 subsidized an end-of-summer luau, a visit from the musical pirate Captain Papillion, assorted concerts, the StoryWalk program, craft events and — the largest expense — the library’s summer reading campaign, which costs hundreds of dollars in prizes.

"(The budget) means a lot of in-house, home-grown programs, which are great,” she said. “But we do try to stretch the money as best we can.”
Part of the value of a strong children’s library is the power to establish good habits that ultimately lead to a lifelong appreciation for literature, Oatis said.
“Students can learn so much here, whether they’re looking for a fun book to read on the weekend or a book they need for homework about colonial times,” she said. “This room is a wealth of knowledge for children and their families. We try to provide them with a really positive experience so they’ll remember the library as a place where they could find exactly what they needed.”
Register online at www.norwalklib.org/family_run.htm
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7.	Judge to plaintiffs on St. Vincent’s: FYI, wrong court By Albert Amateau September 9, 2010 — The Villager (NY)
A federal bankruptcy judge last week canceled the State Supreme Court Freedom of Information lawsuit for documents relating to the state Department of Health’s closing of St. Vincent’s Hospital.
Bankruptcy Judge Cecilia Morris ruled from the bench on Sept. 2 that the lawsuit filed by Yetta Kurland on behalf of the Coalition for a New Village Hospital was out of bounds because the federal court has superior jurisdiction on all matters relating to St. Vincent’s Chapter 11 bankruptcy reorganization proceedings.
The ruling canceled a scheduled Sept. 8 State Supreme Court hearing in Manhattan on the Freedom of Information lawsuit that Kurland filed on Aug. 16. The lawsuit — which names the state Department of Health as a defendant but not St. Vincent’s — included accusations of hospital mismanagement, including a $300,000 golf event and $10 million in annual compensation for the top 10 St. Vincent’s administrators.
Judge Morris said those accusations were an attempt to build a fraud case against hospital administrators, an issue that belongs exclusively in bankruptcy court. Morris also noted at one point that a forensic consultant has been hired to look into St. Vincent’s fiscal actions in preparing the bankruptcy case.
Kurland said she was “deeply disappointed” by the ruling and called the decision “unbelievable.”
“This is really a chilling day for freedom of information,” she told reporters who covered the Sept. 2 bankruptcy hearing in the U.S. Customs House on Bowling Green.
Kurland noted in court that the Freedom of Information lawsuit named only the state Department of Health, representatives of which did not appear at the Sept. 2 hearing. While she acknowledged that the department had submitted some documents the previous week relating to the disposition of St. Vincent’s services to other healthcare providers, Kurland said the state had not fully complied with the Freedom of Information request.
However, in response to Morris’s question of what was missing from the Department of Health submission, Kurland and her associates in the case, Thomas Shanahan and David Rankin, said they did not know.
“We don’t what’s there. We want any document that relates to the closure of St. Vincent’s,” Kurland said, adding that the New York State Legislature Freedom of Information Law, or FOIL, was intended to promote the people’s right to know.
Rankin said the question of whether the Department of Health fully complied with the request for documents would be for the state court to decide.
Morris, however, closed that option.
“You have a fraud allegation here that doesn’t belong in state court,” she said.
Kurland insisted that the state court case does not have an adverse impact on the bankruptcy proceeding and that the motivation for the Freedom of Information request does not matter.
But Morris replied, “Motivation makes a difference to me.”
Adam Rogoff, a bankruptcy lawyer representing St. Vincent’s, called the Coalition for a New Village Hospital’s lawsuit “outrageous.” Rogoff said the state court action was “an attempt to drag the case out of bankruptcy court into State Supreme Court.” He added, “It seems that they’re really going to the court of public opinion,” citing Kurland’s press conference in front of State Supreme Court when she filed the suit last month.
Rogoff also cited a submission by Shanahan in the FOIL suit that charged the bankruptcy was “shrouded in secrecy.” The allegation, Rogoff said, “is simply offensive and incorrect.” He added that the suit was “a sideshow” and an insult to the federal bankruptcy court. David Botter, attorney for the unsecured creditors of St. Vincent’s, also said he was offended by the charge that the bankruptcy was shrouded in secrecy.
Also at the Sept. 2 hearing were attorneys for TD Bank and GE Capital, major creditors who hold at least $800 million of St. Vincent’s debt. One of them cited Community Board 2’s support of a “land lock” on St. Vincent’s property and said he thought the FOIL lawsuit was an attempt to block any sale of St. Vincent’s real estate.
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The following article is attached as a PDF:
8.	TD Bank SpeedBiz meeting ‘instant success’ By Bari Auerbach September 8, 2010 — Aventura News (FL)
Faster than you can say “America’s Most Convenient Bank,” the new TD Bank in Sunny Isles Beach helped create the quickest way to build business by hosting an Aventura

Marketing Council SpeedBiz meeting — the “short and sweet” monthly networking event presented by the AMC’s Small Business Development Committee.
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INDUSTRY NEWS
1.	17 banks identified as possible takeover targets September 9, 2010 — Associated Press
NEW YORK — Some say the wave of bank consolidation seen in the last two decades is over, but an outspoken analyst who developed a formula for identifying banks that could be takeover targets on Thursday listed 17 he says are ripe.
Richard Bove of Rochdale Securities screened 62 banks that have more than $10 billion in assets.
From that list, he selected banks selling at less than 10 percent their asset base, and then he chose those likely to meet new capital requirements — meaning they have reserves plus common equity of greater than 10 percent of assets.
Bove also looked for companies with high liquidity and a low level of non-performing assets, or past-due loans that are likely to be written off.
Finally, Bove said, he eliminated some that were too large and found 17 banks he thinks are vulnerable to takeover.
Bove’s mentions helped boost most of those banks’ stocks on a day the broader markets were also in positive territory.
On the list are three banks based in the northeast — Webster Financial Corp., Susquehanna Bancshares Inc. and Wilmington Trust Corp.
Shares of Webster — based in Waterbury, Conn., with about 180 branches in Connecticut, Massachusetts, Rhode Island and New York — gained 31 cents, or 2 percent, to $16.97 in midday trading.
Shares of Susquehanna, a 220-branch bank based in Lititz, Pa., added 35 cents, or 4 percent, to $9.10.
Shares of Wilmington Trust, a Wilmington, Del.-based institution that focuses on wealth advisory services and has offices in 14 states along with overseas affiliates, rose 16 cents, to $9.21.
The banks Bove identified in the southeast have the biggest names. They include credit card specialist Capital One Financial Corp., SunTrust Banks, Regions Financial Corp. and the smaller First Horizon National Corp.
Shares of Capital One, based in McLean, Va., rose 82 cents, or 2.1 percent, to $39.90.

Shares of Atlanta-based SunTrust, which has 1,675 branches throughout the Southeast, gained among the most, rising 83 cents, or 3.5 percent, to $24.91.
Shares of Regions Financial, based in Birmingham, Ala. and with 1,800 branches stretching from Florida to Illinois, edged up 12 cents to $7.
Shares of First Horizon National, a 185-branch bank based in Memphis, Tenn., rose 36 cents, or 3.4 percent, to $10.94.
Some well known names also appear in Bove’s list of midwest-based targets, including KeyCorp, Fifth Third Bancorp and Marshall & Ilsley Corp. Smaller names in this group are MB Financial Inc. and Citizens Republic Bancorp Inc.
Shares of Cleveland-based Keycorp, which has over 1,000 branches in 14 states, added 36 cents, or 3.3 percent, to $8.24.
Fifth Third, a Cincinnati-based bank with about 1,300 branches in the Midwest and Southeast, jumped 45 cents, or 3.9 percent, to $12.06.
Milwaukee’s Marshall & Ilsley, which has a scattered network stretching from Wisconsin to Arizona to Florida, added 31 cents, or 4.5 percent, to $7.16.
MB Financial, a Chicago-based bank with about 90 branches, edged up 17 cents to $16.60. Citizens Bancorp, a 230-branch bank based in Flint, Mich., was flat at 79 cents.
In the Southwest, Bove eyed three smaller institutions, BancorpSouth Inc., Whitney Holding Corp. and International Bancshares Corp.
BancorpSouth, a Tupelo, Miss.-based bank with 310 offices stretching south and west to Texas, gained 22 cents to $13.96.
Whitney Holding, a New Orleans company that operates in the five-state Gulf Coast region, added 20 cents, or 2.4 percent, to $8.43.
International Bancshares, based in Laredo, Texas, and with about 280 banking offices, rose 39 cents, or 2.4 percent, to $16.50.
Finally, Bove named two banks based in the western states, Zions Bancorporation and Cathay General Bancorp.
Salt Lake City-based Zions, which has close to 500 branches in nine states, added 70 cents, or 3.5 percent, to $20.49.
Cathay General, a Los Angeles-based commercial bank, was the biggest gainer in the western group, adding 62 cents, or 6.2 percent, to $10.68.
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2.	Issuers Less Willing to OK Credit, Research Says By Sean Sposito September 10, 2010 — American Banker
Issuers are tightening their credit criteria, according to Fair Isaac Corp.
For many, the mantra seems to be: less credit, less risk.
The report, released Tuesday, said that almost half of all creditors said they see approval criteria for credit becoming stricter.
In fact, during the 12 months through April, the total of new credit card accounts dropped by 17.7% from the preceding 12 months, the company said, though inquiries for new cards fell 3%.
“The economy is bumping along the bottom, it’s not really surprising that lenders remain very, very cautious,” said Andrew Jennings, the chief research officer and head of Fico Labs. Issuers “don’t appear to be taking on new risk, and I suspect they don’t fully understand the credit risk that is yet to come.”
With the mid-term elections pending in November and joblessness that remains near record highs, Jennings said, credit card issuers are the most pessimistic.
Almost 85% of bankers who manage card units expect delinquencies to grow or stay flat, compared to about 15% who see delinquencies declining in the next three months, the survey said.
Available credit on all U.S. consumer credit cards fell 12.2%.
The Professional Risk Managers’ International Association did the study in July, querying 235 risk professionals from financial companies of all sizes.
“There is clearly a lot of uncertainty going forward, and I think the risk management community is looking out into an uncertain future,” said Robert Mark, an association board member.
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3.	Lending Drops Sharply, But Securities Holdings Only Increase Modestly By Harry Terris September 10, 2010 — American Banker
Bank loans have been shrinking since the first quarter of 2009, and holdings of debt securities have filled some of the hole.
But the shift to bonds has been modest (see charts) as balance sheets overall have contracted, and cash levels — specifically reserves, which can only be held by depositories and some other entities like the government-sponsored enterprises — have soared, primarily as a byproduct of the Federal Reserve’s emergency programs.
At the end of the third quarter of 2007 — the last full period before the official start of the recession — debt securities accounted for 19.6% of assets at bank holding companies, banks and savings institutions, according to data from the Fed — within the range of 19% to 21.7% that prevailed earlier in the decade.

At the end of 2008, when loans peaked, the figure had fallen to 17.7%, and it has since rebounded to 18.1% at March 31. (New accounting rules that forced the consolidation of securitizations swelled loans by about $400 billion in the first quarter and lowered the portion of assets consisting of securities by perhaps 0.4 percentage point.)
Meanwhile, the portion of assets made up of loans fell 8.7 percentage points from the third quarter of 2007 to 47.5% in the first quarter of this year.
Cash, boosted by injections of reserves first as a part of the central bank’s rescue liquidity facilities and later primarily because of massive purchases of mortgage bonds under its credit easing program, increased 6.3 points to 7%.
(In August, the Fed announced that it would reinvest funds from holdings of maturing mortgage bonds and agency debt in Treasuries. The decision to essentially adopt a target for the size of central bank’s balance sheet, motivated by a desire to avoid a “passive” tightening of monetary policy amid a weak economy, will keep reserves at their elevated level.) Mortgage bonds with government backing, which have higher yields than Treasuries, have historically made up most of bank securities portfolios.
With the dramatic increase in government borrowing, banks’ position in the Treasuries market has remained relatively small — the industry held 2.2% of federal debt in the first quarter — despite growing 170% from the end of 2008, to $259 billion at March 31. (By comparison, households increased their direct holdings of Treasuries 186%, to $796 billion during the same time.)
Banks have always had a big presence in the markets for agency mortgage bonds and agency debt, and after falling for a couple years through the middle of the recession, the share of the industry’s holdings of such securities climbed 2.6 points from the end of 2008 to 19% in the first quarter of this year.
But, of course, the Fed has been the major new force in the space, with its holdings reaching 15.9% of outstanding bonds at March 31 (and supplying the mass that is refracted in the cash on bank ledgers).
More recent Fed data for commercial banks (second-quarter data covering the broader industry will be published this month) indicates that the percentage of industry assets in debt securities has continued to drift up — to 20.5% for institutions with domestic charters in mid-August.
But while loans have been shrinking, banks are still fundamentally in the loan business.
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